Mail Stop 7010

      February 24, 2006


Mr. David L. Zich
Chief Executive Officer
Innova Pure Water, Inc.
15851 N. Dallas Parkway, Suite 1200
Addison, TX  75001

      RE:	Innova Pure Water, Inc.
      Form 10-KSB for Fiscal Year Ended June 30, 2005
		Filed October 12, 2005
      File No. 000-29746

Dear Mr. Zich:

		We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

14. Acquisitions, page 40

1. Since the shareholders of Numera Software were issued shares of the Company`s common stock representing approximately 48% of the outstanding shares, several Board and Officer positions were given to
Numera affiliates and the Company relocated to Texas, it appears that
this transaction should be accounted for as a reverse acquisition,
where Numera is identified as the accounting acquirer.   Tell us
how
you determined the accounting acquirer was Innova and provide us with a detailed analysis of the factors set forth in paragraphs 15 through
19 of SFAS 141.

2. Please provide the audited financial statements and pro forma financial statements pursuant to Item 310(c)(2) of Regulation S-B for the acquisition of Numera Software. In this regard we note you have not filed a Form 8-K including this information since you originally filed the Item 2.01 Form 8-K announcing the consummation of the acquisition on July 1, 2005.

We further note financial statements and pro forma financial information have not been provided for DesertView Management Services, Inc. Please provide us with your analysis of the significance tests in accordance with Item 310(c)(2) of Regulation S-
B for your acquisition of DesertView Management Services, Inc.

3. It appears as if DesertView Management also received Board and Officer positions as a result of the acquisition. Tell us which individuals were elected to the Board or appointed as officers as a result of the DesertView acquisition. Further clarify whether or not there is any relation between DesertView Management Services and Numera Software Corporation, including shared management.

Form 10-QSB for the Quarterly Period ended December 31, 2005

Item. 3 Controls and Procedures

4. We note that your chief executive officer and principal financial officer have concluded that the Company`s disclosure controls and procedures are ineffective. Tell us and disclose in reasonable detail the basis for your officers` conclusion. If this conclusion is a result of a material weakness, please describe the material weakness in detail and the specific steps that the Company has taken, if any, to remediate the material weakness.

Further we note that your officers concluded that your disclosure controls and procedures were effective in your Form 10-QSB for the quarter ended September 30, 2005. Tell us the events and circumstances that occurred in the most recent quarter and whether or not this event would impact your conclusion at September 30, 2005 that the controls and procedures were effective.

5. Your conclusion that your disclosure controls and procedures are ineffective "as to timely identify, correct and disclose information required to be included in our SEC reports" is more limited than what is called for under Rule 13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act...is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms" and to ensure that "information required to be disclosed by an issuer...is accumulated and communicated to the issuer`s management ...as appropriate to allow timely decisions regarding required disclosure."
Please confirm that you will conform your disclosure in future filings.


*    *    *    *


		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-
3854,
or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. David L. Zich
Innova Pure Water, Inc.
February 24, 2006
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE